Elan Corporation, plc

Treasury Building, Lower Grand
Canal Street, Dublin 2, Ireland

T (+353 1) 709 4000

If replying by fax, reply to (+353 1) 7094015

June 22, 2011
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549 USA
VIA EDGAR

Re:	Elan Finance Public Limited Company and Elan Finance Corp. Registration Statement on Form F-4 Filed March 29, 2011 File No. 333-173144
Dear Mr. Riedler:
In registering the 8.75% Senior Notes due 2016 of Elan Finance public limited company (“Elan Finance plc”) and Elan Finance Corp. (“Elan Finance Corp.” and together with Elan Finance plc, the “Issuers”), which will be guaranteed by Elan Corporation, plc (“Elan”) and certain of Elan’s subsidiaries (the “Exchange Notes”), offered to be exchanged for the privately placed 8.75% Senior Notes due 2016 of the Issuers, which are guaranteed by Elan and certain of Elan’s subsidiaries (the “Outstanding Notes”), pursuant to the exchange offer of the Exchange Notes for the Outstanding Notes (the “Exchange Offer”), the Issuers are relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (avail. June 5, 1991), and Shearman & Sterling (avail. July 2, 1993). The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (1) cannot rely on the staff position enunciated in Exxon Capital or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective

Directors: R. A. Ingram (USA) (Chairman), S. Cooke, L. Ekman (Sweden),
G. Kennedy, P. Kennedy, G. Kerr (UK), G.K. Martin (USA), K. McGowan,
K. McLaughlin, D. O’Connor, R.D. Pilnik (USA), D.J. Selkoe (USA)
BIOPHARMACEUTICALS • DRUG TECHNOLOGIES
Registered in Ireland, No. 30356

registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
Neither the Issuers nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who may receive Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer. The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.
In addition, the Issuers will include in the transmittal letter or similar documentation to be executed by a participant in the Exchange Offer the following additional provision, in substantially the form set forth below:
If the participant in the Exchange Offer is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Yours sincerely,
     /s/ Nigel Clerkin

Nigel Clerkin
Executive Vice President, Chief Financial Officer
Elan Corporation, plc

cc:	Bryan Pitko (Securities and Exchange Commission) John B. Moriarty Jr. John Donahue (Elan) Christopher T. Cox (Cahill Gordon & Reindel llp)